Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

July 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Effie Simpson, Office of Manufacturing

Re: Byrna Technologies Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-256684

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the several underwriters, hereby joins in the request of the Company that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 15, 2021, at 4:00pm, Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Taft Stettinius & Hollister LLP may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, the undersigned, the representative of the several underwriters, wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Raymond James & Associates, Inc.

By:	/s/ Geoffrey Tobin
Name:	Geoffrey Tobin
Title:	Managing Director